Phoenix Life and Annuity Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

March 13, 2014

Re: Your variable universal life insurance policy issued by Phoenix Life and Annuity Company

Dear Valued Customer:

Background

As Phoenix Life and Annuity Company (the “Company” or “we”) previously disclosed to you, we have determined that the Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, prepared on the basis of U.S. Generally Accepted Accounting Principles (“GAAP”), should no longer be relied upon and should be restated because of certain errors in those financial statements.

The Company’s variable products are no longer offered. This cessation of new sales was instituted prior to and unrelated to the determination to restate the previously issued financial statements. Existing contract owners at that time, however, have been permitted to exercise rights provided by their contracts, including the right to make additional premium payments into these SEC-registered life insurance contracts.

On February 28, 2014, the Company filed its 2013 unaudited statutory financial results with its domiciliary state insurance regulator and provided full year 2013 unaudited statutory results.

Update regarding 2013 Annual STAT Financial Statements

Unaudited STAT financial results for the third quarter of 2012, full year 2012, first, second and third quarters of 2013, and full year 2013 were filed on time with state insurance regulators and are posted on our website at phoenixwm.com* under “Investor Relations.”

Reliance on Statutory Financial Results

The Company advises that its 2013 unaudited statutory financial results should be relied upon as the most current assessment of the Company’s financial condition. The Company notes that its statutory results are not indicative of, and are not a replacement for, its GAAP results. Variances between the Company’s statutory financial results and its GAAP financial information are likely to be material.

*            *             *            *            *

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

MarchNotice2014-PLAC

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and potential penalties that may result from failure to file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

MarchNotice2014-PLAC	BPD 39054

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